A F F Y M E T R I X


CONTACT:
AFFYMETRIX, INC.

Edward M. Hurwitz

Vice President and Chief Financial Officer
(408) 731-5000

Anne Bowdidge
Associate Director of Investor Relations
(408) 731-5925

                      AFFYMETRIX ANNOUNCES AMENDMENT TO ITS
                             SHAREHOLDER RIGHTS PLAN

SANTA CLARA, CA - FEBRUARY 7, 2000 - Affymetrix, Inc., (Nasdaq: AFFX) announced today that the Board of Directors approved an amendment to its shareholder rights plan initially adopted in 1998. The amendment increases the exercise price of the Preferred Share Purchase Rights to $1,250.00 and extends the expiration date of the plan to February 2010. Under the amended plan, each Preferred Share Purchase Right entitles stockholders to buy one one-thousandth of a share of series B Junior Participating Preferred Stock of the Company at the new exercise price of $1,250.00.

The Rights will be exercisable if a person or group acquires beneficial ownership of 15% or more of the Common Stock of the Company or announces a tender offer for 15% or more of the Common Stock. The Rights are designed to assure that all stockholders of the Company receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other tactics designed to gain control of the Company without paying all stockholders a fair price.

Affymetrix has developed and intends to establish its GeneChip(R) system as the platform of choice for acquiring, analyzing and managing complex genetic information in order to improve the diagnosis, monitoring and treatment of disease. The Company's GeneChip system consists of disposable DNA probe arrays containing gene sequences on a chip, reagents for with the probe arrays, a scanner and other instruments to process the probe arrays and software to analyze and manage genetic information. Additional information on Affymetrix and GeneChip technology can be found at www.affymetrix.com.

                                       ###